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Exhibit 99.2

Press Release
Your Contact:
Corinne Hoff Aventis Global Media Relations Tel: +33 (0)3 88 99 19 16 Corinne.Hoff@aventis.com	Bethann Coyle Aventis Global Product Communications Tel: +1 908 231 5824 Bethann.Coyle@aventis.com

Aventis Highlights Clinical Trials of LANTUS® and APIDRA™ at the American Diabetes Association Annual Meeting

Strasbourg, France, June 7, 2004—Recent estimates by the World Health Organization (WHO) calculate at least 171 million people worldwide suffer from diabetes and expect this figure to more than double, to reach 366 million, by 2030. In this context, Aventis will present new data on its' key insulin products, including LANTUS® (insulin glargine [rDNA origin] injection) and the newly FDA approved APIDRA™ (insulin glulisine [rDNA origin] injection) at the American Diabetes Association (ADA) 64th Annual Scientific Sessions. These findings demonstrate how LANTUS® and APIDRA™ can help people with diabetes and their physicians safely manage their disease.

Here is a brief highlight of the data:

24-Hour LANTUS® Helps Patients Achieve Glycemic Control in Real-life Study of Type 2 Diabetes
In an observational study of more than 12,000 patients treated in clinical practice, LANTUS® in combination with oral therapy is effective in lowering blood glucose levels in patients who had been inadequately controlled on oral therapy alone. LANTUS® plus oral antidiabetic medications allows patients to achieve blood glucose (sugar) control.

Another study at this year's ADA meeting demonstrated the benefits of LANTUS® therapy on blood glucose control. The retrospective study compared the differences in medically recorded hypoglycemic event rates of patients newly initiated on LANTUS® or NPH (Neutral Protamine Hagedorn) showed that patients who started LANTUS® therapy had fewer episodes of hypoglycemia (low blood sugar) at a given A1C level than those who had begun taking intermediate-acting NPH insulin.

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APIDRA™ Offers Safe and Effective Glucose Control When Injected Before or After Meals
APIDRA™ (insulin glulisine [rDNA origin] injection), a new rapid-acting insulin analog, can safely and effectively lower blood glucose (sugar) levels when used either within 15 minutes before or within 20 minutes after starting a meal in people with type 1 diabetes. Both dosing regimens lowered levels of A1C—a key measure of blood glucose control—comparable to an injection of regular human insulin given 30-45 minutes before mealtime. APIDRA™ can be administered pre or post meal allowing for flexibility and timing of injection when a prandial insulin is needed.

APIDRA™ Shows Statistically Significant Improvement in Mealtime Glycemic Control in Type 2 Diabetes
APIDRA™ achieved statistically significant control of blood glucose (sugar) in people with type 2 diabetes. In a large, randomized study, APIDRA™ plus a basal (intermediate-acting) insulin offered safe and effective lowering of blood glucose, with no increased risk of hypoglycemia (low blood sugar) or weight gain.4

About Aventis Diabetes Products
LANTUS® (insulin glargine [rDNA origin] injection), which was launched in Germany in 2000, in the U.S. in 2001, in the UK and Ireland in 2002, and in France and Japan and over 40 other countries in 2003, is expected to become the flagship of the Aventis diabetes portfolio. This novel basal insulin analog with no pronounced peak, which provides 24-hour basal glucose control while being administered just once per day, generated sales of € 487 million in 2003.

APIDRA® (insulin glulisine [rDNA origin] injection), a rapid-acting insulin analog, was approved in April 2004 by the U.S. Food and Drug Administration for the treatment of adult patients with diabetes mellitus for the control of hyperglycemia. In combination with LANTUS®, APIDRA® provides a synergistic approach to total glucose control. APIDRA® was submitted for registration in the European Union in June 2003. It is designed to be injected within 15 minutes before a meal or within 20 minutes after starting a meal, given by subcutaneous injection or via pump infusion.

AMARYL® (glimepiride tablets) is a once-daily oral sulfonylurea used as an adjuvant to diet and exercise that lowers blood glucose levels in type 2 diabetes. AMARYL generated global sales of € 596 million in 2003.

In addition to these flagship products, the Insuman® family of insulins generated sales of € 176 million globally in 2003. Pipeline products include EXUBERA® (human insulin powder), submitted to the EMEA in early 2004, which is being developed with Pfizer, Inc., and AVE-0010, a GLP-1 (glucagon-like peptide-1) receptor agonist of the exendin class currently in phase I/II, which is being developed in partnership with Zealand.

About Diabetes
Diabetes mellitus is a condition where the body does not produce, or properly use insulin, the hormone needed to convert glucose (sugar) into energy. In a healthy, non-diabetic person, insulin acts to convert glucose (produced in the liver and created when sweet and starchy foods are digested) into the energy needed to fulfill daily tasks. People with diabetes do not have enough insulin and are insulin resistant and unable to make this necessary conversion into energy, and therefore have high levels of unused glucose in their system. This is referred to as high blood glucose.

Landmark research studies show that getting more exercise, consuming fewer calories and incorporating insulin into treatment offers the best chance of reducing blood glucose levels to the all-important goal of an A1C of 7% or less. Improvements in insulin therapy provide physicians and their patients with additional choices for managing the disease. A more evidence-based approach to disease management confirms that earlier use of insulin helps patients get their blood glucose under better control and reduce their risk of blindness, amputation and premature death.

About Aventis
Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2003, Aventis generated sales of € 16.79 billion, invested € 2.86 billion in research and development and employed approximately 69,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com.

Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company's relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report—"Document de Référence"—on file with the "Autorité des marchés financiers" in France.

Pursuant to Article 7 of the COB Regulation no. 2002-04, this press release was transmitted to the Autorité des marchés financiers before its release

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  Exhibit 99.2